February 19, 2025

Yee Kar Wing
Chief Executive Officer
ChowChow Cloud International Holdings Limited
Unit 03, 23/F, Aitken Vanson Centre
No. 61 Hoi Yuen Road, Kwun Tong
Kowloon, Hong Kong

       Re: ChowChow Cloud International Holdings Limited
           Amendment No. 3 to Draft Registration Statement on Form F-1 Submitted February 10, 2025
           CIK No. 0002041829
Dear Yee Kar Wing:

     We have reviewed your amended draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 28, 2025 letter.

Amendment No. 3 to Draft Registration Statement on Form F-1
Notes to the Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
(m) Revenue recognition, page F-12

1. As previously requested in prior comment 3, in your response, please describe in reasonable detail the nature of each of the promises and the intended benefit to the customer for each of your contracts with multiple promises. That is, explain the functionality of the IT solutions that you provide to your customers in each type of contract scenario. When hardware is sold with IT professional services, describe why
 February 19, 2025
Page 2

       the hardware system is not functional without the accompanying installation and integration. When software and IT application products are sold with IT professional services, describe why the customer cannot deploy or use the software effectively without IT professional services. When hardware, software and IT application products are sold with IT professional services, describe why the IT system is not functional unless all the components are integrated. Explain the difference between these types of contracts and contracts for hardware or software with immediate functionality. As part of your response, also tell us how the contract scenarios identified correlate to the services and solutions described in your Business section starting on page 73.
2.     You indicate in response to prior comment 4 that, in many cases, the
customer   s
       primary objective is to obtain a fully customized and integrated IT solution, consistent with your disclosures that you deliver a fully integrated IT solution and the customer expects a turnkey solution. In this regard, it appears the deliverable to the customer is a product. Please provide further evidence for why certain contracts with multiple promises are not categorized as revenue from products. Alternatively, consider presenting revenue from contracts with multiple promises that include non-distinct products and services as a separate line item.
(n) Cost of revenues, page F-19

3. We note the significant reclassification of costs from cost of products to cost of services in each of periods presented, in addition to the reclassification of product revenue to service revenue for the six months ended June 30, 2023. Tell us what consideration you gave to labeling your statement of operations and related
       disclosures throughout your filing as restated and providing disclosures required by
       ASC 250-10-50-7. In addition, tell us what consideration your auditors gave to including an explanatory paragraph regarding the correction and dual dating their
       opinion. Refer to paragraph 16 of PCAOB Auditing Standard (   AS   )
2820 and
       paragraph 18(e) of AS 3101.
4. You indicate in response to prior comment 5 that your revised classification of the types of cost of revenue reflects your methodology of allocating costs to performance obligations in proportion to the revenues recognized. Please elaborate on your allocation methodology and indicate which types of costs are being allocated. While we understand that certain costs may need to be allocated, tell us how your classification takes into consideration the direct costs of your contracts. In this regard, please clarify whether cost directly related to the contract are being presented as the cost of sales in satisfaction of that single performance obligation.
5. Please clarify how costs of revenue are recognized. In this regard, your disclosure appears to indicate that costs are matched with the associated performance obligation by allocating costs to performance obligations in proportion to revenues recognized.
       We also note from your response to prior comment 4 that hardware and software costs are front-loaded. Tell us what consideration you gave to capitalizing costs in accordance with ASC 340-40-25-6 and recognizing costs as expenses in accordance with ASC 340-40-25-8. Also, refer to ASC 340-40-55-7 through 55-9.
Consider
       clarifying your disclosure to address when you recognize cost of revenue separately
 February 19, 2025
Page 3

       from your discussion of the methodology used to classify cost of revenue among cost of products and cost of services.
Unaudited Condensed Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
(a) Basis of presentation, page F-45

6. Please revise the statement indicating that your interim financial statements have been audited. In addition, please include the required statements outlined within Rule 10-
       01(b)(8) of Regulation S-X.
        Please contact Melissa Walsh at 202-551-3224 or Stephen Krikorian at 202-551-3488
if you have questions regarding comments on the financial statements and related matters. Please contact Marion Graham at 202-551-6521 or Mitchell Austin at 202-551-3574
with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Technology
cc:   Meng Ding